DXI Discusses Improved Operational Economics at Kokopelli

VANCOUVER, BRITISH COLUMBIA, October 22, 2018 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today announced that the implementation of operational enhancements by the new project operator designed to significantly improved production efficiency at the Kokopelli gas/liquids field.

By leveraging existing facilities nearby, owned by operator TEP of Houston Texas, and spreading the Kokopelli operational costs over a large number of production wells, the operator is significantly reducing or eliminating key current expenses associated with Kokopelli such as labor, supervision and chemical costs. As a result, DXI expects to experience a net revenue improvement of approximately 100% for its current U.S. production profile.

Additionally, it should be noted that Nymex gas price has risen in recent weeks to approximately US$3.25 per mmcf, a 20%+ improvement over the 1st half of 2018, proceeds of which should also be noticeable in monthly net revenues.

DXI Energy, through its U.S. subsidiary, maintains an ownership position of 25% WI in this 2,200 acre HBP property. The Kokopelli project hosts 12 production wells, including a 12000’ Mancos discovery, a state-of-the-art PWD facility and an inventory of over 250 undrilled locations to access the Williams Fork and/or Mancos, the two primary producing hydrocarbon horizons of this Basin.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Follow DXI Energy's latest developments on: Facebook http://facebook.com/dxienergy and Twitter @dxienergy.

Contact: DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com